March 28, 2017

VIA EDGAR
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, DC 20549-3628 Attention: Nicholas P. Panos

Re:	Consolidated-Tomoka Land Co.
Definitive Proxy Statement on Schedule 14A
DEFC14A filing made on March 27, 2017 by Wintergreen Advisers, LLC et al.
File Number: 001-11350

Dear Mr. Panos:

Attached to this letter please find a copy of the requested cumulative redline which shows all of the changes that have been made to the proxy since Wintergreen's initial filing.

Please do not hesi Elizabeth N. Cohernour tate to contact me at (973) 263-2603 or liz@wintergreen.com should you have any questions or comments.

Very truly yours, Elizabeth N. Cohernour